Daniel Goldberg +1 212 479 6722 dgoldberg@cooley.com	Via EDGAR

August 23, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Li Xiao Mary Mast

Re:	Compugen Ltd. Form 20-F for Fiscal Year Ended December 31, 2022 Filed February 28, 2023 File No. 000-30902

Dear Ms. Xiao and Ms. Mast:

On behalf of Compugen Ltd. (the “Company”), we are providing this letter in response to the comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 15, 2023 with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”) filed on February 28, 2023. Concurrently with the submission of this response letter, the Company is filing an amendment to the Form 20-F (the “Form 20-F/A”).

Set forth below is the Company’s response to the Comment. For your convenience, we have incorporated into this response letter in italics the Staff’s Comment followed by the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2022

Exhibit 13.1, page 1

1.
Please amend your filing to provide revised Section 906 certifications that refer to the correct fiscal year end of December 31, 2022. In doing so, please refile the Form 20-F in its entirety, along with updated certifications that are currently dated and refer to the Form 20-F/A.

RESPONSE: The Company respectfully advises the Staff that concurrently with this letter, the Company is filing Amendment No. 1 on Form 20-F/A, including new certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 as Exhibit 13.1 referring to the correct fiscal year ended December 31, 2022.

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United States Securities and Exchange Commission
August 23, 2023

We hope that the foregoing has been responsive to the Staff’s Comment. Please contact me at (212) 479-6722 with any questions or further comments regarding our response.

Sincerely,

Cooley LLP

/s/ Daniel Goldberg

Daniel Goldberg

cc:          Eran Ben Dor, Compugen Ltd.
Alberto Sessa, Compugen Ltd.

Cooley LLP 55 Hudson Yards New York, New York 10001-2157 t: (212) 479-6000 f: (212) 479-6275 cooley.com